Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

FDA grants priority review of sutimlimab, potential first approved treatment of hemolysis in adult patients with Cold Agglutinin Disease

*	Sutimlimab targets C1-activated hemolysis in cold agglutinin disease (CAD)

PARIS – May 14, 2020 – The U.S. Food and Drug Administration (FDA) has granted priority review of Sanofi’s Biologics License Application (BLA) for sutimlimab for the treatment of hemolysis in adult patients with cold agglutinin disease (CAD). Sutimlimab, an investigational monoclonal antibody, targets the underlying cause of hemolysis in CAD by selectively inhibiting complement C1s.

If approved, sutimlimab would be the first and only approved treatment for these patients. The target action date for the FDA decision is November 13, 2020.

CAD is a chronic autoimmune hemolytic anemia that causes the body’s immune system to mistakenly attack healthy red blood cells and cause their rupture (hemolysis). CAD patients may experience chronic anemia, profound fatigue, acute hemolytic crisis, and other potential complications, including an increased risk of thromboembolic events and early death.1,2,3 An estimated 5,000 people in the U.S. live with CAD.

“People living with cold agglutinin disease currently have no approved treatment option and experience chronic anemia and profound fatigue, which have a persistent and serious impact on their lives,” said John Reed, M.D., Ph.D., Global Head of Research and Development at Sanofi. “Results from our 26-week pivotal Phase 3 study clearly demonstrated that sutimlimab had a clinically meaningful effect on complement-mediated hemolysis, which is the cause of anemia and fatigue. If approved, sutimlimab will be the first and only FDA-approved treatment to uniquely address C1-activated hemolysis and help alleviate the chronic disease burden for people with CAD.”

The BLA submission is based on results from part A (n=24) of the open label, single arm pivotal Phase 3 CARDINAL study in patients with primary CAD. The data were presented in the Late-Breaking Abstracts Session at the 61st Annual Meeting of the American Society of Hematology and demonstrated sutimlimab met its primary composite efficacy endpoint defined as the proportion of patients who demonstrated an increase from baseline in Hgb level ≥2 g/dL or normalization of Hgb level ≥12 g/dL at the treatment assessment time point (mean value from weeks 23, 25, and 26) and no blood transfusion from week 5 through week 26. The trial showed sutimlimab also met its secondary endpoints by indicating improvements in disease process, including improvements in hemoglobin, normalization of bilirubin, and improvements in Functional Assessment of Chronic Illness Therapy-Fatigue Score.

Targeting C1s in the classical complement pathway

Sutimlimab is designed to selectively target and inhibit C1s in the classical complement pathway, which is part of the innate immune system. By blocking C1s, it is thought that sutimlimab halts C1-activated hemolysis in CAD. The inhibition of the classical pathway at C1s aims to retain immune surveillance functional activities of the alternative or lectin complement pathways.

Sanofi is evaluating sutimlimab in the on-going Phase 3 CADENZA trial for CAD patients who have not recently had a blood transfusion and separately, investigating sutimlimab for patients with immune thrombocytopenic purpura. Sutimlimab has been granted Breakthrough Therapy and Orphan Drug designation by the FDA. Sutimlimab is currently under clinical development and its safety and efficacy have not been evaluated by any regulatory authority.

About Sanofi

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Media Relations Nicolas Kressmann Tel: +1 (732) 532-5318 Nicolas.Kressmann@sanofi.com	Investor Relations Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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1.	Broome C, et al. Increased risk of thrombotic events in cold agglutinin disease: A 10-year retrospective analysis. Res Pract Thromb Haemost. 2020;00:1–8.
2.

Quentin A. Hill, Rajeshwari Punekar, Jaime Morales Arias, Catherine M Broome, Jun Su; Mortality Among Patients with Cold Agglutinin Disease in the United States: An Electronic Health Record (EHR)-Based Analysis. Blood 2019; 134 (Supplement_1): 4790.

3.

Lauren C. Bylsma, Anne Gulbech Ording, Adam Rosenthal, Buket Öztürk, Jon P. Fryzek, Jaime Morales Arias, Alexander Röth, Sigbjørn Berentsen; Occurrence, thromboembolic risk, and mortality in Danish patients with cold agglutinin disease. Blood Adv 2019; 3 (20): 2980–2985.